Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

	File Number:	57330-2
Web site: www.langmichener.com

Direct Line: (604) 691-7420
Direct Fax Line: (604) 893-2391
E-Mail: swong@lmls.com

June 29, 2005		BY COURIER

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Susan Min

Dear Ms. Min:

Evolving Gold Corp. - Amendment #5 to Form 20-F Filed June 29, 2005
Your File No. 0-50953

We write on behalf of the Company in response to Staff’s comments which you communicated by telephone on May 31, 2005 regarding the above-referenced Form 20-F filing.

In response to Staff’s comments, the Company has filed with the Commission an Amendment No. 5 to the Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-5”) . We enclose with this letter three copies of the Form 20-F/A-3, plus three red-lined copies that have been red-lined to show the changes from the Amendment No. 4 to the Form 20-F (the “Form 20F/A-4”).

In addition to the revisions to Form 20-F/A-4, we also provide below our notes with respect to the changes and additions. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-4.

TAXATION

1.     We note the revised disclosure that “[t]he tax disclosure...was based upon the opinion of Kempisty & Company, CPAs, PC.” The tax opinion of Kempisty & Company is insufficient and confusing to the SEC.

In response to Staff’s comment, the Company advises that Kempisty & Company has revised its letter to state that it has reviewed the disclosure regarding United States federal income taxes included in Item 10.E of Form 20-F/A-5 and that they are in agreement with this disclosure. We believe that this is a more accurate presentation of the review completed by Kempisty & Company who were engaged by the Company to ensure its disclosure was accurate, rather than giving a formal opinion on the matters. Consistent with this letter, the Company has amended Item 10.E and reference to the review and concurrence by Kempisty & Company. The references to our opinion of Kempisty & Company have been removed. We believe that these amendments appropriately address Staff’s concerns regarding reference to an opinion which at the same time reflects the review completed by Kempisty & Company. We also note that Form 20-F does not impose any requirement of the inclusion of an opinion regarding tax matters. Finally, the letter of Kempisty & Company has been amended to include the consent of Kempisty and Company to statements made regarding Kempisty & Company in the Form 20-F, as required by Item 10.G of Form 20-F.

THE LABRADOR PROPERTY

The Company entered into an option and royalty agreement with Geocore Exploration Inc. with respect to the Labrador Property on May 4, 2005 (a date subsequent to the filing date of Form 20F/A-4). As such, the Company has included disclosure with respect to the same.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7420.

Yours truly,

/s/ Sharon Wong
Sharon Wong
for Lang Michener LLP

SW/cxm

cc:     Lawrence Dick, President and CEO, Evolving Gold Corp.
          Warren McIntyre, CFO and Corporate Secretary, Evolving Gold Corp.